FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number: 001-09531

Telefonica, S.A.

(Translation of registrant's name into English)

Gran Via, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefonica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Fourth Investor Conference Telefonica Group: financial projections for period 2004 - 2008	4

This document is incorporated by reference in the prospectus filed by Telefonica, S.A. pursuant to Rule 424(b)(3) in connection with the merger of Terra Networks, S.A. with and into Telefonica, S.A., file number 333-123162.

Telefonica S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

During the Fourth Investor Conference that is being hosted in Barcelona on April 25th and 26th, the company communicates the expected consolidated performance of the Telefonica Group for the period 2004-2008, based on key financial indicators.

These financial projections are as follows:

TELEFONICA GROUP
	2004 Reported under IFRS (Euros in Million)	CAGR (*) 2004-2008 (%)
Revenues	30,270.7	+7%/+11%
Operating Income Before D&A	12,129.6	+8%/+12%
Operating Income	6,463.0	+13%/+19%
CAPEX	3,771.9	+3%/+7%

(*)CAGR stands for Compounded Annual Growth Rate.

Furthermore, Telefonica announces it expects to generate a free cash- flow of more than 36 billion euros during the period 2005-2008. As proof of the company's commitment to shareholder remuneration, Telefonica communicates its decision to execute a renewed and extended 6 billion euros share buyback program until 2007. This 6 billion euros includes the pending execution of the 2003 - 2006 Program.

The execution schedule of these share buy-backs will be conditioned to both the pace of cash-flow generation and to the share price level, all subject to any applicable limitations established by law, regulation and by the Company's Bylaws.

In terms of guidance calculation, Operating Income before D&A and Operating Income exclude other exceptional revenues/expenses not foreseeable in 2005-2008. These exceptionals amounted to -303.5 MM € in 2004 and are therefore also excluded, meaning a calculation base for guidance of 12,433.1 MM € for Operating Income before D&A and 6,766.5 MM € for Operating Income, respectively. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses.

All projections refer to local currency, that is assuming constant exchange rates as of 2004, and exclude changes in consolidation, other than BellSouth assets in Argentina & Chile acquired by Telefonica Moviles in 2005, and Atrium acquired by Telefonica Latinoamerica. Český Telecom is incorporated into the consolidated accounts in the second half 2005.

The IFRS financial information provided above is preliminary and is based on the assumptions our management has made regarding the IFRS and related interpretations and policies expected to be in effect when management prepares its first complete set of IFRS financial statements as of December 31, 2005 and for the year then ended, and comparable information in respect of the year ended December 31, 2004.  This preliminary IFRS financial information may require adjustment if management's assumptions are different from the IFRS and related interpretations and policies that are in effect when we are required to prepare our first complete set of IFRS financial statements at year-end 2005, and comparable information in respect of the year ended December 31, 2004.  These adjustments may be material and may result in significant changes to the IFRS financial information provided above.  We cannot assure you that when we prepare our first complete set of IFRS financial statements at year-end 2005, and comparable information in respect of the year ended December 31, 2004, that such information will be comparable with the IFRS financial information provided above or that we will not be required to make material adjustments to such IFRS financial information.  For additional information regarding our preparation of preliminary IFRS financial information, see our Annual Report on Form 20-F, as amended, for the year ended December 31, 2004.

This document contains statements that constitute forward looking statements of the Company or its management, including statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results under IFRS and other aspects of the activity and situation relating to the Company.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this communication. The Company undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this communication including without limitation changes in the Company's business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's periodic and other filings made with the relevant financial regulatory authorities.

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefonica, S.A.
Date:	April 27th , 2005	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors